U.S. Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street, N.E. Washington, D.C. 20549

Our Reference /33614.50007/US/80871083v1

November 2, 2023

Okeanis Eco Tankers Corp.

Amendment No. 1 to Draft Registration Statement on Form 20-F

Submitted September 20, 2023

CIK No. 0001964954

Ladies and Gentlemen:

This letter sets forth the response of Okeanis Eco Tankers Corp. (the “Company”) to the comment letter dated October 5, 2023 (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to amendment no. 1 to the Company’s draft registration statement on Form 20-F (the “Draft Registration Statement”) that was confidentially submitted to the Commission for review on September 20, 2023. The Company is today filing with the Commission its registration statement on Form 20-F (the “Registration Statement”), which responds to the Staff’s comment contained in the Comment Letter. The Registration Statement also includes all previously outstanding exhibits and other updated disclosure.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the [Amended Draft] Registration Statement. The following numbered paragraph corresponds to the numbered paragraph in the Comment Letter.

Amendment No. 1 to Draft Registration Statement on Form 20-F submitted September 20, 2023

Notes to the Consolidated Financial Statements

Note 24. Revenue, page F-40

1.	Please further expand the disclosure added in response to prior comment 15 to provide the identity of the segment or segments reporting the revenues, as required by paragraph 34 of IFRS 8.

In response to the Staff’s comment, the Company has revised the Registration Statement on page F-41 to clarify that the revenues are reported under the Company’s single segment, the crude oil tanker segment.

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If you have any questions or comments concerning this letter, please feel free to contact Steven Hollander at the undersigned at 212-922-2252.

Yours sincerely,

Watson Farley & Williams LLP

/s/ Watson Farley & Williams LLP